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John C. Kirkland
Tel. 310.586.7786
Fax 310.586.0286
KirklandJ@gtlaw.com


December 19, 2005


BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0610
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  Jeffrey Reidler, Assistant Director


Re:     Clearant, Inc.
        Registration Statement on Form S-3
        File No. 333-129947

Dear Mr. Reidler:

By your letter dated November 30, 2005, you made certain comments to the registration statement on Form S-3 filed November 23, 2005, by our client Clearant, Inc. (the "Company"). On behalf of the Company, we are responding to the comment letter in the following numbered paragraphs, which correspond to the paragraph numbers in the comment letter.

1. Selling Stockholders, page 17. Please disclose the natural person(s) who have voting or investment control over the entities listed as selling stockholders.

      RESPONSE. The registration statement has been revised to address your concerns. Footnote 1 on page 18 has been revised to state that the natural persons included in the chart have voting or investment control over the entities listed as selling stockholders.

2. Selling Shareholders Status. If any selling shareholder is a broker-dealer, the prospectus must state that such holder is an underwriter. The only exception to this requirement is securities issued to a broker-dealer as compensation for underwriting activities. Please advise us of the broker-dealer status of the selling shareholders and revise the prospectus accordingly.

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Mr. Jeffrey Riedler
December 19, 2005
Page 2


      RESPONSE. The registration statement has been revised to address your concerns. Footnote 1 on page 18 has been revised to state that each selling stockholder other than Piper Jaffray & Co. has represented that it is not a broker-dealer.

      Please also note footnote 4 on page 18, which states that the shares being registered on behalf of broker-dealer Piper Jaffray & Co. underlie warrants issued as compensation for acting as placement agent to the Company, and that Piper Jaffray & Co. may be deemed to be an underwriter.

3. COMMENT. In addition, if a selling shareholder is an affiliate of a broker-dealer, the prospectus must state that:

            - The selling shareholder purchased in the ordinary course of business; and

            - At the time of the purchase of the securities to be resold, the selling shareholder had no agreement or understandings, directly or indirectly, with any person to distribute the securities.

            If a selling shareholder is an affiliate of a broker-dealer and you are not able to make these statements in the prospectus, the prospectus must state that the selling shareholder is an underwriter. Please revise the prospectus as appropriate.

      RESPONSE. The registration statement has been revised to address your concerns. Footnote 1 on page 18 has been revised to state that each of the selling stockholders other than Piper Jaffray & Co. has represented that it is not an affiliate of a broker-dealer.

      Please also note the last sentence of the fourth to last paragraph under "Plan of Distribution" on page 20, which states that each selling stockholder has represented and warranted to the Company that it acquired the securities subject to the registration statement in the ordinary course of such selling stockholder's business and, at the time of its purchase of such securities such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.


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Mr. Jeffrey Riedler
December 19, 2005
Page 3


We trust that the revisions are responsive to your comments. If you have any further questions or comments, please feel free to contact me by fax at (310) 586-0286, or by telephone at (310) 586-7786.

Sincerely,

/s/ JOHN C. KIRKLAND

John C. Kirkland

JCK:mb
cc:  Andrew Jacobson, Esq.